SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.

SECURITIES EXCHANGE ACT OF 1934
Release No. 103183 / June 4, 2025

Admin. Proc. File No. 3-21414

In the Matter of

ADVANTEGO CORPORATION

OPINION OF THE COMMISSION

SECTION 12(j) PROCEEDING

Grounds for Remedial Action

Failure to Comply with Periodic Filing Requirements

Company failed to file periodic reports in violation of Section 13(a) of the Securities Exchange Act of 1934 and Exchange Act Rules 13a-1 and 13a-13. *Held*, it is in the public interest to revoke the registration of all classes of the company's securities.

APPEARANCES:

William T. Hart of Hart & Hart, LLC, for Advantego Corporation

Samantha Williams and *Sandhya C. Harris* for the Division of Enforcement

On May 11, 2023, the Securities and Exchange Commission issued an order instituting proceedings under Section 12(j) of the Securities Exchange Act of 1934 ("OIP") against Advantego Corporation (CIK No. 869531; ticker: ADGO) ("Respondent"), an issuer with a class of securities registered with the Commission, alleging that it did not file required periodic reports.[1] Respondent filed an answer to the OIP, but it later failed to respond to the Division of Enforcement's motion for summary disposition or to an order to show cause why it should not be deemed to be in default.[2] We now deem Respondent to be in default and revoke the registrations of its securities for the reasons below.

I.   Background

A.   The OIP alleged that Respondent violated the Securities Exchange Act of 1934 and the rules thereunder by failing to file required periodic reports.

As relevant here, Exchange Act Section 12(j) authorizes the Commission as it deems necessary or appropriate for the protection of investors to revoke the registration of a security if the Commission finds, on the record after notice and opportunity for hearing, that the issuer of such security has failed to comply with any provision of the Exchange Act or the rules and regulations thereunder.[3]

As explained in the OIP, Exchange Act Section 13(a) and the rules promulgated thereunder require issuers of securities registered under Exchange Act Section 12 to file with the Commission current and accurate information in periodic reports.[4] The periodic reports must be filed even if the registration is voluntary under Section 12(g).[5] Specifically, Rule 13a-1 requires issuers to file annual reports, and Rule 13a-13 generally requires domestic issuers to file quarterly reports.[6] These requirements are imposed "for the proper protection of investors and to insure fair dealing" in an issuer's securities.[7] A violation of these provisions does not require scienter.[8]

Here, the record shows that Respondent is a Colorado corporation located in Denver, Colorado, with a class of securities registered with the Commission under Exchange Act Section

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[1]   *Advantego Corp.*, Exchange Act Release No. 97492, 2023 WL 3433418 (May 11, 2023).

[2]   *Advantego Corp.*, Exchange Act Release No. 102136, 2025 WL 50399 (Jan. 8, 2025).

[3]   15 U.S.C. § 78*l*(j).

[4]   *See id.* §§ 78m(a), 78*l*.

[5]   *See id.* §§ 78m(a), 78*l*(g).

[6]   17 C.F.R. §§ 240.13a-1, .13a-13.

[7]   15 U.S.C. § 78m(a).

[8]   *Advanced Life Scis. Holdings, Inc.*, Exchange Act Release No. 81253, 2017 WL 3214455, at *2 (July 28, 2017) (citing *Citizens Cap. Corp.*, Exchange Act Release No. 67313, 2012 WL 2499350, at *5 (June 29, 2012)); *accord SEC v. McNulty*, 137 F.3d 732, 740–41 (2d Cir. 1998).

12(g). Respondent's EDGAR filings further show that, when the OIP was issued, Respondent was delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a delinquent Form 10-Q for the period ended March 31, 2020.[9]

The OIP additionally alleges that Respondent either failed to heed a delinquency letter from the Division of Corporation Finance requesting compliance with its periodic filing obligations or failed to maintain a valid address on file with the Commission and thus did not receive such letter. The OIP alleges that, as of February 1, 2023, unsolicited quotations for Respondent's common stock were quoted on OTC Link, whose parent company is OTC Markets Group, Inc.

B.   After filing an answer, Respondent failed to respond to the Division's motion for summary disposition or a show cause order.

On May 16, 2023, Respondent filed an answer to the OIP in which it did not deny, and thus admitted, the OIP's allegations.[10] Respondent asserted that revocation of the registration of its securities was not necessary because the low trading volume in its common stock evidenced that investors were not interested in buying its securities. An outside lawyer signed the answer and gave his law firm office and email addresses and then filed a notice of appearance with the Commission. After counsel for both parties appeared, all subsequent documents in the proceeding were sent to Advantego's lawyer at one or more of these addresses.

On October 11, 2023, Respondent belatedly filed a Form 10-Q for the period ended June 30, 2020, but it has not made any other periodic filings since then. On June 28, 2024, the Division filed a motion for summary disposition requesting the revocation of all registered classes of Respondent's securities. Respondent did not file an opposition.

The Commission subsequently ordered Respondent to show cause by January 22, 2025, why the registration of its securities should not be revoked due to its failure to respond to the Division's motion or otherwise to defend this proceeding.[11] The Commission warned Respondent that if it failed to respond to the order to show cause, the Commission could construe the Division's motion for summary disposition as a motion for entry of an order deeming Respondent to be in default and imposing remedial sanctions and, as a result, the proceeding could be determined against it and the registration of its securities could be revoked. Respondent did not respond to the Division's motion or the show cause order.

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[9]   *See* Rule of Practice 323; 17 C.F.R. § 201.323 (providing that the Commission may take official notice of its "public official records").

[10]   *See* Rule of Practice 220(c), 17 C.F.R. § 201.220(c) ("Any allegation not denied [in an answer] shall be deemed admitted.").

[11]   *Advantego*, 2025 WL 50399.

II.   Analysis

A.   We deem Respondent to be in default and find that Respondent violated the Exchange Act by failing to file required periodic reports.

Rule of Practice 155(a) provides that if a respondent fails "to respond to a dispositive motion within the time provided, or otherwise to defend the proceeding," the Commission may deem such a respondent to be in default and "determine the proceeding against [it] upon consideration of the record, including the order instituting proceedings, the allegations of which may be deemed to be true."[12] Although Respondent filed an answer, it has not responded to the Division's subsequent motion for summary disposition or to the order to show cause. We therefore find it appropriate to treat the Division's motion for summary disposition as a motion for entry of default and imposition of remedial sanctions. For these reasons, we also find it appropriate to deem Respondent to be in default and to find that Respondent has forfeited any arguments raised in its answer.[13]

The record shows that Respondent has a class of securities registered with the Commission under Exchange Act Section 12(g). EDGAR further shows that, when the Commission issued the OIP in May 2023, Respondent had not filed any periodic reports since October 2022, when it filed a delinquent Form 10-Q for the period ended March 31, 2020. Respondent subsequently filed a Form 10-Q in October 2023 that was over three years late. It has not made any filing since then. Respondent accordingly violated Exchange Act Section 13(a) and the rules thereunder.[14]

B.   We deem it necessary and appropriate to revoke the registration of all classes of Respondent's registered securities.

Section 12(j) authorizes us as we deem "necessary or appropriate for the protection of investors" to revoke the registration of an issuer's securities if the issuer has failed to make required filings.[15] We apply a multifactor test to determine an appropriate sanction, considering, among other things:

> [T]he seriousness of the issuer's violations, the isolated or recurrent nature of the violations, the degree of culpability involved, the extent of the issuer's efforts to

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[12]   17 C.F.R. § 201.155(a); *see also* Rule of Practice 180(c), 17 C.F.R. § 201.180(c) (authorizing the Commission to deem a party to be in default if the party fails to make any filing required by the Rules of Practice).

[13]   *Cf. William M. Apostelos*, Exchange Act Release No. 99539, 2024 WL 624007, at *2 & n.13 (Feb. 14, 2024) (finding that respondent forfeited any arguments made in his answer by not responding to motion for summary disposition).

[14]   *See supra* notes 4–8 and accompanying text.

[15]   15 U.S.C. § 78*l*(j); *see also id.* § 78m(a); 17 C.F.R. §§ 240.13a-1, .13a-13.

remedy its past violations and ensure future compliance, and the credibility of its assurances, if any, against further violations.[16]

Although these factors are nonexclusive, and no single factor is dispositive,[17] "[w]e have held that a respondent's repeated failure to file its periodic reports on time is 'so serious' a violation of the Exchange Act that only a 'strongly compelling showing' regarding the other . . . factors would justify a sanction less than revocation."[18]

Respondent's violations were recurrent in that it has failed to file required annual and quarterly reports over multiple years.[19] These violations are serious because "reporting requirements are 'the primary tool[s] which Congress has fashioned for the protection of investors from negligent, careless, and deliberate misrepresentations in the sale of stock and securities.'"[20] An issuer's failure to file periodic reports violates "a central provision of the Exchange Act . . . , depriv[ing] both existing and prospective holders of its registered stock of the ability to make informed investment decisions based on current and reliable information."[21] That Respondent repeatedly ignored its reporting obligations evinces "a 'high degree of culpability.'"[22] And because Respondent failed to respond to the Division's motion or to the show cause order, it has submitted no evidence of any efforts to remedy its past violations and ensure future compliance. Nor has it made any assurances against further violations. Indeed,

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[16] *Gateway Int'l Holdings, Inc.*, Exchange Act Release No. 53907, 2006 WL 1506286, at *4 (May 31, 2006).

[17] *China-Biotics, Inc.*, Exchange Act Release No. 70800, 2013 WL 5883342, at *12 (Nov. 4, 2013).

[18] *Calais Res. Inc.*, Exchange Act Release No. 67312, 2012 WL 2499349, at *4 (June 29, 2012) (quoting *Nature's Sunshine Prods., Inc.*, Exchange Act Release No. 59268, 2009 WL 137145, at *7 (Jan. 21, 2009)); *accord Am. Stellar Energy, Inc. (n/k/a Tara Gold)*, Exchange Act Release No. 64897, 2011 WL 2783483, at *4 (July 18, 2011); *Cobalis Corp.*, Exchange Act Release No. 64813, 2011 WL 2644158, at *5 (July 6, 2011).

[19] *See, e.g.*, *Accredited Bus. Consolidators Corp.*, Exchange Act Release No. 75840, 2015 WL 5172970, at *2 (Sept. 4, 2015) (failure to file "any periodic reports for over two years" was recurrent); *China-Biotics,* 2013 WL 5883342, at *10 (failure to "file a single periodic report for more than a year and a half" was recurrent); *Nature's Sunshine Prods.*, 2009 WL 137145, at *5 (failure to file "required filings over the course of the two-year period in the OIP" was recurrent).

[20] *Am.'s Sports Voice, Inc.*, Exchange Act Release No. 55511, 2007 WL 858747, at *4 n.17 (Mar. 22, 2007) (alteration in original) (quoting *SEC v. Beisinger Indus. Corp.*, 552 F.2d 15, 18 (1st Cir. 1977)).

[21] *Accredited Bus. Consolidators*, 2015 WL 5172970, at *2; *see also United States v. Arthur Young & Co.*, 465 U.S. 805, 810 (1984) (observing that "[c]orporate financial statements are one of the primary sources of information available to guide the decisions of the investing public").

[22] *See, e.g.*, *Citizens Cap.*, 2012 WL 2499350, at *5 (quoting *Am.'s Sports Voice*, 2007 WL 858747, at *3).

other than a single belated Form 10-Q, Respondent has filed no other required reports since the OIP's issuance.[23]

Accordingly, each of the factors we analyze favors revocation. Respondent, which has defaulted, has failed to make any showing to justify another sanction (let alone a strongly compelling one). It did nothing more than assert in its answer that there was not sufficient investor interest in its securities to make revocation of the registration of its securities necessary. Respondent forfeited this argument against revocation by not responding to the Division's motion for summary disposition. The lack of investor interest in the issuer's securities could also be the result of its failure to provide investors with current reports and, in any event, does not mitigate a failure to file required reports for investors. We therefore find it necessary and appropriate for the protection of investors to revoke the registration of all classes of Respondent's registered securities.

An appropriate order will issue.

By the Commission (Chairman ATKINS and Commissioners PEIRCE, CRENSHAW, and UYEDA).

Vanessa A. Countryman
Secretary

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[23]   *See Nature's Sunshine Prods.*, 2009 WL 137145, at *5 & n.23, *6 n.27 (finding that we may consider "matters that fall outside the OIP in assessing appropriate sanctions," such as an issuer's failure to file additional required reports with the Commission) (comma omitted).

UNITED STATES OF AMERICA
before the
SECURITIES AND EXCHANGE COMMISSION

SECURITIES EXCHANGE ACT OF 1934
Release No. 103183 / June 4, 2025

Admin. Proc. File No. 3-21414

In the Matter of

ADVANTEGO CORPORATION

ORDER IMPOSING REMEDIAL SANCTIONS

On the basis of the Commission's opinion issued this day, it is

ORDERED that the registration of all classes of the registered securities of Advantego Corporation (CIK No. 869531; ticker: ADGO) under Section 12(g) of the Securities Exchange Act of 1934 is hereby revoked pursuant to Exchange Act Section 12(j).

The revocation is effective as of June 5, 2025.

By the Commission.

Vanessa A. Countryman
Secretary